Exhibit (a)(1)(H)

FORM OF REMINDER EMAIL

Date: July 22, 2009 (unless Offer is extended)

To: Eligible Employee that has not responded

The Exelixis, Inc. Offer to Exchange Outstanding Options to Purchase Common Stock (referred to as the “Offer” or “Offer to Exchange”) is still currently open. Please note that the Offer will expire at 8:00 p.m., U.S. Eastern Time, on August 4, 2009, unless we extend the Offer.

According to our records, you have not yet submitted an Election Form for your Eligible Options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer. The Election Form and other documents relating to the Offer (including instructions) are available on the Offer website at https://www.corp-action.net/exelixis/.

If you are not able to submit your Election Form electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), please contact the BNY Mellon Shareowner Services Customer Service Center, or the “Hotline,” at 1-866-222-8410 from within the United States or 201-680-6579 if dialing from outside the United States or the Exelixis Option Exchange Administrator at 650-837-7311 or email optionexchange@exelixis.com. Exelixis will make computer and internet access available at office locations to those employees without internet access.

Submission of the Election Form must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. Submission by means other than the Offer website will NOT be accepted. If you have questions, please direct them to the Hotline or the Exelixis Option Exchange Administrator using the contact information provided above.

If you are not electing to tender any of your outstanding Eligible Options for exchange, then no action is required on your part.

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange Outstanding Options to Purchase Common Stock, the Summary Term Sheet, the related cover letter, the Glossary and the Questions and Answers; (2) the e-mail from the Exelixis Option Exchange Administrator, dated July 7, 2009; (3) the Frequently Asked Questions; (4) the Instructions Forming Part of the Terms and Conditions of the Offer; (5) the Election Form; and (6) the Agreement to Terms of Election. You may access these documents on the Offer website at https://www.corp-action.net/exelixis/ or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Warm regards,

Exelixis Option Exchange Administrator